Exhibit 99.3

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canada Life Financial Corporation (the “Company”) on Form 6-K for the period ending September 30, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), I, David A. Nield, Chief Executive Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“David A. Nield"
David A. Nield
Chief Executive Officer
November 6, 2002

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canada Life Financial Corporation (the “Company”) on Form 6-K for the period ending September 30, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), I, Patrick G. Crowley, Chief Financial Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“Patrick G. Crowley"
Patrick G. Crowley
Chief Financial Officer
November 6, 2002